Exhibit 99.9

F3 Shareholders Approve F4 Spin Out

Kelowna, British Columbia--(Newsfile Corp. - August 9, 2024) - F3 Uranium Corp (TSV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce the outcome of the Special Meeting of F3 Securityholders held on Thursday August 8, 2024, at 10am PT in Kelowna BC at 750 1620 Dickson Avenue, V1Y 9Y2. At the meeting, shareholders voted in favor of the spin-out of F4 Uranium Corp. (‘F4”) pursuant to the statutory plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act.

The total number of eligible votes was 493,352,709 and the total number voted was 177,908,715 being 36.06% of the total number of eligible votes. Three resolutions were voted upon by F3 Securityholders. The Arrangement Resolution involves, among other things, the distribution of common shares of F4 Uranium Corp. to shareholders of F3 Uranium Corp. based on one F4 common share for each common share of F3 held on the effective date of the Arrangement. The F4 shares will then be rolled back at a rate of 10 to 1. The Arrangement Resolution was approved without variation with 79.81% voting FOR. The F4 Option Plan Resolution was not approved with 53.64% voting AGAINST, and the F4 Equity Incentive Plan was approved with 78.41% voting FOR.

The Arrangement remains subject to final approval of the Supreme Court of British Columbia (the “Court”) scheduled for August 13, 2024, and acceptance from the TSX Venture Exchange, and is expected to be completed on or about August 15, 2024. F4 has applied to list its common shares on the TSX Venture Exchange.

About F3 Uranium Corp.:

F3 Uranium is a uranium project generator and exploration company, focusing on projects in the Athabasca Basin, home to some of the world’s largest high grade uranium discoveries. F3 Uranium currently has 20 projects in the Athabasca Basin. Several of F3’s projects are near large uranium discoveries including Triple R, Arrow and Hurricane. F3 has announced a transaction pursuant to which it will transfer 17 of its prospective uranium exploration properties to F4 in exchange for common shares of F4 which will be distributed to F3 shareholders based on one F4 Share for every common share of F3 held; the F4 shares will then be rolled back at a rate of 10 to 1. F3 will retain the PLN Project consisting of the PLN, Misto and Broach properties. The Broach property incorporates the PW property which it obtained from CanAlaska as the result of a property swap.

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of the management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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https://www.newsfilecorp.com/release/219283